Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103-2921

Tel: 215.963.5000

Fax: 215.963.5001

www.morganlewis.com

June 15, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Mail Stop 6010

Re:	Auxilium Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 13, 2007

File No. 000-50855

Dear Mr. Rosenberg:

We are writing to confirm my telephone conversations with Ms. Amy Bruckner on June 13 and 14, 2006, during which we requested that Auxilium Pharmaceuticals, Inc. be provided additional time to respond to your letter of June 5, 2007 to James E. Fickenscher regarding the above-referenced filing. In this regard, Auxilium has advised us that it will provide a response by June 26, 2007. We appreciate the staff’s courtesy in this matter.

Sincerely,

/s/ Alan Singer
Alan Singer

AS:jbo